UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated: October 6, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN: ZAE000173951
Issuer code: SGL
(“Sibanye-Stillwater” or “the Group” or “the Company”)
Directors’ dealings arising from the capitalisation issue
Westonaria, 6 October 2017. In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that the following Non-Executive Directors, Executive Directors and
Company Secretary of Sibanye-Stillwater were awarded 2 new shares for every
100 held as per the capitalisation issue announced on 30 August 2017. The transaction date for all of the dealings set out below was 3 October 2017 being the last day to trade to qualify for the capitalisation issue.
Details of the transactions are set out below:

Name
BE Davison
Position Non-Executive Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held
1 477 857
Number of capitalisation shares
awarded
29 557
Class of Security Ordinary shares
Value of transaction 1 507 414

Name
TJ Cumming
Position Non-Executive Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 100
Number of capitalisation shares
awarded
2
Class of Security Ordinary shares
Total number of shares 102

Name
NJ Froneman
Position Chief Executive Officer and Executive
Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 3 225 855
Number of capitalisation shares
awarded
64 517
Class of Security Ordinary shares
Total number of shares 3 290 372

Name
C Keyter
Position Chief Financial Officer and Executive
Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 1 165 943
Number of capitalisation shares
awarded
23 318
Class of Security Ordinary shares
Total number of shares 1 189 261

Name
RP Menell
Position Non-Executive Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held
102 400
Number of capitalisation shares
awarded
2 048
Class of Security Ordinary shares
Total number of shares 104 448

Name
MS Moloko
Position Non-Executive Director

Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 105 143
Number of capitalisation shares
awarded
2 102
Class of Security Ordinary shares
Total number of shares 107 245

Name
KA Rayner
Position Non-Executive Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 65 039
Number of capitalisation shares
awarded
1 300
Class of Security Ordinary shares
Total number of shares 66 339

Name
SC van der Merwe
Position Non-Executive Director
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 969
Number of capitalisation shares
awarded
19
Class of Security Ordinary shares
Total number of shares 988
Name
C Farrel
Position Company Secretary
Company Sibanye Gold Limited trading as Sibanye-
Stillwater
Extent of interest Indirect beneficial
Nature of transaction Issue of capitalisation shares
Current number of shares held 533 580

Number of capitalisation shares
awarded
10 671
Class of Security
Ordinary shares
Total number of shares
544 251
In terms of paragraph 3.66 of the Listings Requirements the necessary clearance to deal in the above securities has been obtained.
Contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email:
ir@sibanyestillwater.com
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS
This announcement includes “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private
Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”,
“expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-
looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-
Stillwater, that could cause Sibanye-Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements.
These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: October 6, 2017
By: /s/ Charl Keyter
Name: Charl Keyter
Title: Chief Financial Officer